UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

BOARD OF ALON BLUE SQUARE APPROVES SALE OF CERTAIN DOR ALON SHARES TO ALON ISRAEL OIL FOR NIS 50 MILLION

YAKUM, Israel, October 25, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today its board of directors has approved the sale by the Company to its controlling shareholder, Alon Israel Oil Company Ltd. (“Alon Oil”), of ordinary shares held by the Company in Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”) for NIS 50 million (“Alon Oil Transaction”; shares to be acquired called the “Purchased Shares”). The price per share in the transaction (“Transaction Price”) would be equal to the average closing price per ordinary share of Dor Alon during the seven (7) trading days immediately preceding the closing of the Alon Oil Transaction (currently expected to be November 10, 2015), and the number of the Purchased Shares would be the determined by dividing NIS 50 million by the price per share.

The Alon Oil Transaction would contain the following terms:

-	Additional Consideration in Event of Sale by Alon Oil. In the event Alon Oil sells any Purchased Shares during the two years after closing of the Alon Oil Transaction at a price per share (excluding transaction costs, if any) exceeding the Transaction Price, Alon Oil would be required to pay such excess amount to the Company multiplied by the number of Purchased Shares sold at such price;

-	Additional Consideration in Event of a Transaction for Dor Alon Shares Held by the Company. Alon Oil acknowledges that the Company is in the process of selling all its holdings in Dor Alon in a competitive process (“Dor Alon Transaction”, and its closing called the “Dor Alon Closing”). The Company would have the right (the “Bring Along Right”) to require Alon Oil to resell the Purchased Shares (that it had not yet resold prior to execution of definitive agreement for the Dor Alon Transaction) in the context of the Dor Alon Transaction, so long as the Dor Alon Closing occurs no later than eight months after the closing of Alon Oil Transaction. If the price per share in the Dor Alon Transaction (minus transaction costs, if any) exceeds the Transaction Price, Alon Oil would be required to pay the excess to the Company multiplied by the number of Purchased Shares sold by Alon Oil in the Dor Alon Transaction. If the Bring Along Right is exercised with respect to all the Purchased Shares held by Alon Oil at that time, Alon Oil would pay the excess price (payable in the Dor Alon Closing above the Transaction Price) to the Company also with respect to the Purchased Shares that Alon Oil had previously sold (but only if the excess price exceeds the excess price previously paid by the Alon Oil upon its sale of the Purchased Shares, in accordance with the preceding paragraph and after deduction of the excess price previously paid);

-	Optional Lock-up Period. Without derogating from the Bring Alon Right, the Company would have a one-time right, exercisable at any time, during the eight months following the closing of Alon Oil Transaction, to notify Alon Oil of a restriction from selling the Purchased Shares (that have not been resold prior to such notification) for a period of 90 days.

-	Price Adjustment in Event of Dividend by Dor Alon. With respect to each Purchased Share resold by Alon Oil within two years of closing of the Alon Oil Transaction (including in the context of the Company's exercise of its Bring Along Right), the Company will be entitled to additional consideration equal to the amount of dividends received by Alon Oil on such resold Purchased Shares, such that the amount of the dividend on such Purchased Shares would be added to the price per share in such resale, in the calculation of the excess amount payable by Alon Oil to the Company in accordance with the previous two paragraphs (e.g., in the case of a dividend of NIS 1 per Dor Alon share, if the price per share in the Dor Alon Transaction is NIS 10 and the Transaction Price is NIS 10, the excess would be considered NIS 1, while in the above case if the price per share in the Dor Alon Transaction is NIS 8, no excess amounts would be paid to the Company);

2

-	Other Adjustments. In addition, there will be additional adjustments in the calculation of the excess amounts payable by Alon Oil to the Company in accordance with the previous two paragraphs on account of changes in the capital of Dor Alon, or rights offerings by Dor Alon, if any, in accordance with the manner of adjustments set in the articles of The Tel Aviv Stock Exchange, mutatis mutandis.

-	Portion of Purchased Shares to be Pledged for the Company's Benefit. To ensure payments due by Alon Oil, a first-priority fixed lien will be imposed on 20% of the Purchased Shares for the benefit of the Company. The lien will continue until the earlier of expiration of eight months following closing of the Alon Oil Transaction or until exercise by the Company of its Bring Along Right. Eight months after closing, Purchased Shares would be released from the lien on a pro rata basis in accordance with sales by Alon Oil of the Purchased Shares from time to time. Two years after closing, all the remaining Purchased Shares would be released from the lien. After sale by Alon Oil of all the Purchased Shares that are not subject to the lien, Alon Oil may sell and release from the lien all or part of the Purchased Shares subject to the lien so long as all excess amounts payable by Alon Oil to the Company on account of the sale will be paid to the Company upon the sale.

The Alon Oil Transaction would be instead of the NIS 50 million short term bridge loan that was to be provided by Alon Oil to the Company following satisfaction of all conditions for the effectiveness of Mega Retail's plan of recovery and arrangement, as described in the Company’s announcement on Commission on July 27, 2015.

The Company was notified by Alon Oil that the board of directors of Alon Oil has approved the terms of the acquisition of the Purchased Shares and has authorized management of Alon Oil to enter into a binding agreement for the Alon Oil Transaction only after the elapse of a 14-day notification period required under Alon Oil's undertaking to its Series A bondholders.

In light of the above, the Alon Oil Transaction was approved by the Company's audit committee and the board of directors as a benefiting transaction, in accordance with Section 1(2) of the Companies Regulation (Reliefs In Transactions With Interested Parties) – 2000. Under the applicable regulations, the approval of the Alon Oil Transaction does not require approval of the Company's shareholders. Nevertheless, under Section 1C of the Relief Regulation, shareholder approval is required if any shareholder or group of shareholders that holds at least 1% of the Company’s issued share capital or voting rights objects to the approval of the Alon Oil Transaction; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

3

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

October 25, 2015

By:  /s/ Elli Levinson-Sela

Elli Levinson-Sela, Adv.

General Counsel and Corporate Secretary

5